Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
December 21, 2012	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com
Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Potbelly Corporation
Confidential Draft Registration Statement on Form S-1
Submitted November 13, 2012
CIK No. 0001195734

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2012 to Aylwin Lewis, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing an amended confidential draft registration statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the confidential draft registration statement, and two copies of the supplemental materials provided in response to comment number 8.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

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Loan Lauren P. Nguyen

December 21, 2012

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that no such written communications or research reports have been presented, published or distributed as of the date of this letter. If such written communications and/or research reports are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response: The Company acknowledges the Staff’s comment and undertakes to provide mock-ups of any such pages in connection with a subsequent amendment to the Registration Statement prior to printing and distribution of the preliminary prospectus.

3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment and undertakes to update such financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4.	Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

Response: The Company undertakes to include as an exhibit a currently dated consent from the independent registered public accounting firm with the first Form S-1 to be “publicly filed” in accordance with Question 52 of the JOBS Act FAQ, updated September 28, 2012.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

5.	We note that you have elected Emerging Growth Company status in this Form S-1, your initial public offering. We also note that, pursuant to the scaled disclosure requirements of the JOBS Act, you have provided two years audited financial statements. Please note that, as you do not meet the requirements of a Smaller Reporting Company, you will be required to provide three years audited financial statements in your first Form 10-K after effectiveness of this Form S-1. Refer to Question 30 of the JOBS Act FAQ, available here: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-igeneral.htm.

Response: The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that it will provide three years of audited financial statements through the year ending December 30, 2012 in the registration statement prior to the printing and distribution of the preliminary prospectus.

Registration Statement Cover Page

6.	Please list the selling shareholder shares as a separate line item in the fee table.

Response: The Company acknowledges the Staff’s comment and has revised the registration statement cover page.

Market and Other Industry Data, page ii

7.	Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

Response: The Company respectfully advises the Staff that the National Restaurant Association report is publicly available without charge. For example, the National Restaurant Association materials that are being supplementally provided to the Staff can be obtained through common Internet search engines. The Technomic report is accessible through a paid subscription. None of the market data and reports cited in the prospectus were prepared in contemplation of the Company’s offering.

8.	We note your disclosure on page ii that you use data from Technomic, Inc., the National Restaurant Association, market research reports, analyst reports and other sources. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

Response: The Company acknowledges the Staff’s comment and is providing supplemental materials to the Staff to support the statements made in the prospectus.

9.	Please revise this section to remove the implication that information contained in the prospectus may not be accurate or reliable by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page ii of the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

Prospectus Summary, page 1

10.	We note that your summary, in large part, repeats identical information contained in your Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 36 to 38 and your Business section on page 51 to 54. Please revise the summary to identify those aspects of the offering that are most material to you. Refer to Item 503 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus. The Company supplementally advises the Staff that it believes the summary reflects those aspects of the offering that are most material to it and that the Business section of the prospectus includes more detailed information about the Company.

The Neighborhood Sandwich Shop, page 1

11.	Please revise the summary section and throughout to eliminate non-substantiable statements such as the statements on pages 1 and 2 that you offer “irresistible food served by friendly people in a warm and welcoming environment,” that your shops are a “destination for people who love great food,” that you offer “craveable” salads and “delicious” cookies, that your “employees are nice people that interact with [your] customers in a genuine way,” that your shops have a “lively atmosphere” and that the live, local musicians add to the “positive vibe.” We also note statements such as “we are a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other” on page 1, “powerful shop economics” and “proven” shop model on page 2, “terrific returns,” “proven” management team, “proven” leadership on page 3, “tasty” side dishes on page 56 and “the perfect balance of ingredients with the last bite tasting as good as the first” on page 52. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the summary section and throughout the prospectus accordingly.

The Company supplementally advises the Staff that it believes that various statements identified by the Staff as “non-substantiable,” such as the “lively atmosphere” of its shops and the “right balance of ingredients” are substantiated by its periodic customer surveys, and the Company has revised the disclosure accordingly. In addition, the Company believes certain statements, including “terrific returns” and others under “Our Growth Strategy” on page 3 of the prospectus, articulate aspirations or goals that support the Company’s business model and growth opportunities and that such statements do not require the level of substantiation required by statements made in other areas of the prospectus, such as under “Our Competitive Strengths” on page 2 of the prospectus. The Company also believes there is sufficient explanation provided in the prospectus to enable investors to understand what these statements mean in the Summary and Business sections.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

12.	Similarly, please revise to clarify what you mean by and provide the basis for your statements that you offer a “unique combination of product, people and place,” that you offer your products at a “fair price,” that you “develop a strong connection with your customers” and that you have a devoted base of Potbelly fans on page 1 and page 52, and “rigorous” site selection on page 3.

Response: The Company acknowledges the Staff’s comment and has revised and/or clarified the disclosure in the summary section and throughout the prospectus.

13.	Please revise the first sentence in the second paragraph to state as a belief.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 and throughout the prospectus accordingly.

Industry Overview, page 2

14.	Please revise to clarify that there is no guarantee that the increase in sales in the Other Sandwich category in the LSR segment will continue and that there is no guarantee that the increase in sales in this segment indicates that your sales will increase.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 and throughout the prospectus accordingly.

Our Competitive Strengths, page 2

15.	Please revise to clarify what you mean by “wholesome” food and “high quality” ingredients in the first paragraph of this section on page 2. In this regard, explain whether you mean to state that you offer food products made from whole grains and that the ingredients that you use have been independently verified as “high quality.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the prospectus. The Company supplementally advises the staff that the references to “wholesome” and “high quality” are to indicate that the Company is selective in its ingredients and uses certain fresh foods, such as fresh produce delivered to its shops every 2-3 days rather than frozen produce.

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Loan Lauren P. Nguyen

December 21, 2012

16.	Substantiate why you provide a “superior” experience and revise to state as a belief. Have your customers compared your service and lively atmosphere against your competitors in surveys? Alternatively, remove descriptive language that cannot be substantiated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the summary section and throughout the prospectus. The Company supplementally advises the Staff that it solicits feedback from customers quarterly via in-person “Customer Advisories” in its major markets.

17.	Please balance the disclosure in the last paragraph on page 2 by disclosing that you have been facing increased commodity costs, which you have been able to partially offset by raising prices, but that you may be unable to maintain such shop-level profit margins in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the prospectus.

18.	Please revise the second-to-last sentence of the second paragraph of this section to clarify that you do not always provide live music at your locations. Also revise throughout your prospectus accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 and throughout the prospectus accordingly.

19.	Please revise the first and sixth sentences in the second paragraph on page 3 and the third sentence in the second to last paragraph on page 3 to state as beliefs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the prospectus.

20.	Please revise to clarify what you mean by “a base of devoted Potbelly fans” on page 3.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 3 of the prospectus to explain that “devoted Potbelly fans” are those customers that return again and again to its shops.

Our Growth Strategies, page 3

21.	Please revise to clarify what you mean by “neighborhood engagement activities” and “location-specific approach” on page 3.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the prospectus. The Company supplementally advises the Staff that the “location-specific approach” refers to the process by which it selects shop sites, which process is now more fully explained in the disclosure on page 3.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

22.	Please revise to balance your disclosure in the second paragraph on page 3 by disclosing that in your most recently completed fiscal year you closed five shops.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 and throughout the prospectus accordingly.

Risk Factors, page 23

Increased commodity, energy and other costs could decrease our shop-level profit, page 12

23.	We note the statement that the drought in 2012 and the “resulting effects on certain commodities prices, including those of meats and grains, may not be fully experienced to date.” Given that you are now well into fiscal 2012, please revise to state whether commodity prices have been increasing and disclose with greater specificity the commodity products that have seen such increases.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of the prospectus. The Company supplementally advises the Staff that management believes the Company has not yet experienced material commodity price increases as a result of the U.S. drought. In general, management believes that price adjustments on food commodities as a result of weather conditions can take up to six months or longer to occur. Accordingly, the Company does not believe it will have additional information on drought-related price increases until sometime in 2013.

Our long-term success is highly dependent on our ability to successfully identify, page 13

24.	Please expand this risk factor to include a brief statement regarding the five stores you closed in your most recently completed fiscal year or tell us why such a discussion is not necessary or appropriate for this risk factor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the prospectus.

25.	Revise this risk factor or disclose in a separate risk factor the risks of not owning any of your locations.

Response: The Company acknowledges the Staff’s comment and has disclosed the risks of not owning any of real property in a separate risk factor captioned “We are subject to risks associated with leasing property subject to long-term non-cancelable leases” on page 14 of the prospectus.

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Loan Lauren P. Nguyen

December 21, 2012

Because many of our shops are concentrated in local or regional areas, page 15

26.	We note your disclosure regarding the shop closures on the east coast due to Hurricane Sandy. Please revise to disclose how many of your shops were closed due to Hurricane Sandy and discuss the length of time the respective shops were closed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of the prospectus.

We have a limited number of suppliers, page 18

27.	Please name your sole supplier of bread and your sole distributor. Also tell us whether you are materially dependent upon such third parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 62-63 of the prospectus.

Use of Proceeds, page 27

28.	We note that you intend to use net proceeds from this offering for different purposes. Please revise the third paragraph to disclose the estimated amounts that you will use to reduce your borrowings under your credit facility and describe any other corporate purposes. Refer to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 of the prospectus. The Company supplementally advises the Staff that it has not yet determined whether it will use a portion of the proceeds to repay borrowings under the credit facility.

29.	Based upon your discussion of the use of proceeds on page 27, it appears you may use a portion of the proceeds to repay the outstanding debt under your $35 million credit facility. If you elect to do so, please also provide “an adjusted” pro forma earnings per share presentation showing the effect of this repayment. The denominator in computing the adjusted pro forma earnings per share figure should be expanded to also include those common shares whose proceeds are being reflected in pro forma adjustments in the income statements (i.e. proceeds used for debt repayment). The computation of this measure should be clearly explained in accompanying footnotes to the Summary and the Selected Financial Data presentations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has not yet determined whether it will use a portion of the proceeds to repay borrowings under the credit facility. If the Company uses a portion of the proceeds to repay such borrowings, it does not expect that the impact on earnings per share will be material. However, the Company undertakes to evaluate the impact and to update the prospectus to include a presentation of adjusted pro forma earnings per share if the impact of the use of proceeds merits such disclosure.

Selected Consolidated Financial and Other Data, page 31

30.	Reference is made to the risk factor disclosure presented on pages 13 and 14 of your document. We note your observation that your long-term success is dependent upon

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your ability to successfully identify and develop appropriate sites. You also state that your results have been significantly impacted by the timing of new store openings, including associated shop pre-opening costs and operating efficiencies. We note that, as a result, you have prepared your historical income statements using “Income from operations” as your measure of profitability. The use of this profitability measure is particularly appropriate given that depreciation expense has been omitted from the expenses segregated under the sub-caption “Sandwich shop operating expenses.” In view of the above fact pattern and given the nature of your industry, it appears that your presentation of “Shop-level profit margin” is not consistent with the guidance set forth in Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures. It is also not clear why management believes that the presentation of this financial measure provides useful information to investors regarding results of operations. You disclose, on pages 1 and 3, respectively, that your base of stores grew 13.4% over the twelve months ended September 23, 2012 and that you plan to grow Potbelly shops at a rate of 10% annually over the long-term. However, you omit the associated costs of this growth from your profitability measure, including compensation to the senior management team whose efforts are a “key driver” of your success and also position you to execute your long-term growth strategy. Depreciation expense has been omitted from the cost of sales, as well. In this regard, we do not believe that “shop-level profit margin” is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Please omit this measure, here, from your Summary Financial Data presentation and elsewhere throughout the filing, or provide us with additional support for this presentation. We may have further comments upon review of your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 34-35 of the prospectus to include a reconciliation of shop-level profit, the non-GAAP metric that the Company uses to calculate shop-level profit margin, to income (loss) from operations, which the Company believes is the most directly comparable GAAP financial measure. The Company has also included an explicit calculation of shop-level profit margin from shop-level profit. The Company respectfully submits that shop-level profit margin itself is an operating metric not required to be separately reconciled to a GAAP financial measure once the reconciliation of shop-level profit has been presented.

Additionally, the Company supplementally advises the Staff that the Company’s management uses shop-level profit margin in evaluating the Company’s shop-level operating performance and in comparing the Company’s shop-level operating performance to its competitors. The Company’s management also believes that the measure is useful to investors because shop-level profit margin is widely used within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance.

The Company also advises the Staff that in calculating shop-level profit margin, the Company has excluded general and administrative expenses, which includes costs related to the senior management team overhead expense, depreciation expense, pre-opening costs and certain impairments. As shop-level profit margin is intended to focus on shop-level operations, the Company believes the exclusion of those items not reflective of shop-level economics is appropriate and these items are commonly excluded by investors and industry analysts in determining profitability at the shop level.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

31.	We note your explanation of adjusted EBITDA in note 4 on page 34. You state that you have adjusted EBITDA to eliminate the impact of certain items, including non-cash items and other items which you do not deem to be representative of your ongoing performance. We note you have eliminated pre-opening costs within your adjustments. It is unclear how these costs are consistent with your explanation, as they are cash expenses and recur for the company on a consistent basis. In addition, you state on page 59 that you intend to continue to expand your number of locations by approximately 10% annually, thus making pre-opening costs an integral and ongoing cost in implementing your ongoing business strategy. As such, it appears the elimination of pre-opening costs may be confusing when described as a cost which is not representative of your ongoing business. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 35 of the prospectus to remove the implication that pre-opening costs are not representative of the Company’s ongoing performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

32.	We note your disclosure in the second bullet point on page 37 that you achieved ten consecutive quarters of positive comparable store sales growth. Please revise to clarify, if possible, whether such growth was generated by increased traffic, increased average check amount and/or menu changes.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that such language was removed from page 38 of the prospectus in response to a separate comment. However, the Company has revised similar disclosure on page 52 of the prospectus to include the clarification requested by the Staff.

39 Weeks Ended September 23, 2012 Compared to 39 Weeks Ended September 25, 2011, page 40

Revenues, page 41

33.

You disclose that approximately 73% of the increase in revenues for this period was attributable to non-comparable store sales. On page 38, you explain that new shops generally open with an initial start-up period of higher than normal sales volume. Therefore, it appears reasonable to conclude that a significant portion of your increase

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in revenues is due to a volume of sales which is unlikely to be sustained for those shops. As a result, please expand your discussion to explain whether or not your results represent an overall trend which is likely to continue in future periods, including any uncertainties in your assessment. This comment also applies to your discussion of fiscal year 2011 revenues on page 43.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the non-comparable store base includes all shops open for fifteen or less months as of the date of measurement. With regard to the higher sales during the initial start-up period of new shops noted in the MD&A, it should be noted that results vary and that any additional revenues are generally limited to the first few weeks of operation. Consequently, they do not have a material impact on the 73% increase in revenues. The Company will continue to have significant growth in the non-comparable store group and the percentage will fluctuate based on the number of shops opened and number of shops in total. In addition, the Company has experienced positive comparable store sales growth for shops open beyond fifteen or more months, which would suggest that the positive results do represent an overall sales trend.

Contractual Obligations, page 47

34.	Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether or not it is practicable to include scheduled interest payments in the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the prospectus.

Our Competitive Strengths, page 52

Business, page 51

35.	Please revise to disclose how your hot peppers are “unique” on page 52. Alternatively, please remove this adjective.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 53 and 56 of the prospectus.

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Loan Lauren P. Nguyen

December 21, 2012

36.	We note your disclosure on page 52 that “[your] menu regularly evolves based on consumer trends and customer feedback.” Please revise to disclose how frequently you change your menu, how you determine consumer trends, and how you obtain customer feedback.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 of the prospectus.

37.	Please revise to disclose how your shops are “strongly integrated into the neighborhood” and how they reflect the “unique character of each neighborhood” on page 53. It appears that most of your shops have similar décor and food offerings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of the prospectus.

38.	We note your disclosure that your “Vision is to create the Potbelly Nation.” Please revise to provide a brief definition for the term “Potbelly Nation.” Alternatively, to the extent that this is marketing language, please remove.

Response: The Company acknowledges the Staff’s comment and has removed the term “Potbelly Nation” and revised the disclosure on page 54 of the prospectus accordingly.

39.	Please revise your disclosure on page 53 to describe how you emphasize “integrity, teamwork, accountability, positive energy and coaching throughout all levels of [your] organization.” In addition, please disclose how you “empower [your] employees to do what is right” and how you “encourage them to perform at their personal best.” Explain how this separates you from your competitors. Alternatively, please remove such statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 59 of the prospectus.

40.	Please provide support for your belief on page 53 that your turnover rate is “meaningfully lower than the U.S. restaurant industry as a whole.”

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on page 54 of the prospectus.

41.	Please tell us why you believe that the Potbelly Advantage encourages innovation on page 53.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on page 54 of the prospectus.

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Loan Lauren P. Nguyen

December 21, 2012

Our Growth Strategy, page 53

42.	We note your disclosure on page 54 that you have “enhanced capabilities around in-lineorder taking by using a proprietary tablet system to further increase throughput.” Please revise to disclose whether all of your company-run and franchised stores utilize this system, and please revise to describe how this system has enhanced your ability to take orders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus.

43.	We note your disclosure on page 54 regarding your “versatile shop format.” Please revise to describe these formats as it appears that you also strive to have a consistent aesthetic to your shops.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus. The Company supplementally advises the Staff that the versatile shop format refers to fact that the Company’s shops do not have standardized requirements with respect to size, shape or location.

44.	We note your disclosure regarding your “self-funded development model” on page 54. Please revise to briefly describe this model as we note that you have a credit facility.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus.

45.	Please revise to clarify what you mean by “strong financial discipline” on page 54.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the prospectus.

46.	Please revise your statement on page 54 that “a significant contributor to this success is word-of-mouth publicity” to state as a belief, and explain the basis for such belief. In addition, please describe your “grass roots approach to integrating your shops deep within a neighborhood” and tell us why you believe that “Potbelly is a recognized brand beyond the neighborhoods in which [you] currently operate.” Finally, please provide support for your belief regarding your “positive brand perception.”

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 55 of the prospectus. The Company believes word-of-mouth publicity is a significant contributor to the Company’s brand recognition for multiple reasons. Customers in new markets report positive experiences from friends and family members who live in markets with established Potbelly shops. Management hears this directly from customers and through managers and employees in new markets. Additionally, the Company has learned from focus groups in new markets, most recently

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December 21, 2012

in the New York City area, that potential customers have heard positive things about Potbelly shops through word-of-mouth publicity. For these reasons, the Company believes that Potbelly is a recognized brand beyond the neighborhoods in which the Company currently operates and that there is generally a positive perception surrounding the brand.

The Company also advises the Staff that its shops undertake grass roots efforts with the goal of integrating into their respective neighborhoods. For example, the Company encourages shop managers to live in the neighborhood in which their shop is located and encourages employees to get to know their customers. From a marketing standpoint, shops pass out flyers in their respective neighborhoods to promote new products and may also offer samples to prospective customers.

47.	Please revise your disclosure on page 54 to identify the selected markets in the United States in which you have initiated a program to franchise. In addition, please revise to clarify what you mean by your disclosure that you “intend to expand the number of franchise shops on a disciplined basis as [you] develop your franchise program.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55-56 of the prospectus. In addition, based on the limited number of the Company’s franchise shops disclosed in the prospectus, the Company believes there is sufficient explanation provided to enable investors to understand what is meant by the statement that it intends to expand such shops “on a disciplined basis.”

48.	Please revise to briefly describe your “franchise program” and the material terms of your agreement with Alshaya Trading Company W.L.L., including the specific countries where Alshaya Trading Company W.L.L. may open stores and whether the agreement gives exclusive franchising rights to Alshaya Trading Company W.L.L. in these countries. To the extent that Alshaya Trading Company W.L.L. does have exclusive franchising rights, please disclose as to whether Alshaya Trading Company W.L.L. is required to open a certain number of shops in these regions. In addition, we note your disclosure that Alshaya Trading Company W.L.L. is a “leading franchisee of retail brands.” Please tell us whether Alshaya Trading Company W.L.L. is a franchisee of other restaurants in the Middle East and, to the extent that it is, whether this creates a conflict of interest regarding its role as a franchisee of your stores.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56 and 61 of the prospectus. The Company supplementally advises the Staff that, given that franchising is not material to the Company as a whole and as evidenced by the limited number of the Company’s franchise shops, the Alshaya agreement is not material to the Company. Therefore, the Company respectfully submits that it is not necessary to describe the material terms of the Alshaya agreement in the prospectus. The Company also advises the staff that Alshaya is an operator of other restaurants in the Middle East, including Starbucks and P.F. Chang’s, via licensing and

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December 21, 2012

franchising agreements. However, the Company does not believe that any of such restaurant concepts are direct competitors of the Company. As a result, the Company does not believe that Alshaya’s other operations create a conflict of interest.

Our Food, page 54

Our Menu, page 54

49.	Please revise to clarify what you mean by “simple” menu on page 54.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 56 of the prospectus.

50.	Please revise to clarify what you mean by “core menu items” and “high standards” on page 56.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 58 of the prospectus.

Food Preparation and Safety, page 57

51.	Please revise to identify the grade of the meat, if applicable, you serve and clarify what you mean by “freshness of produce.”

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on page 58 of the prospectus.

52.	We note your disclosure that you dedicate “substantial resources” to help ensure that you provide safe, quality food products. Please revise to clarify what you mean by “substantial resources” by providing quantitative information.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 58 of the prospectus.

Shop Operations and Management, page 57

Site Selection and Expansion, page 59

53.	Please revise to provide a definition for average unit volumes, including whether this metric includes only comparable restaurants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the prospectus.

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Loan Lauren P. Nguyen

December 21, 2012

Shop Design, page 60

54.	Please provide the basis for your belief that your sandwich shops are “lively neighborhood hangouts.”

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 61 of the prospectus.

Advertising and Marketing, page 60

55.	We note your disclosure on page 60 that “[h]istorically, one to two percent of [your] annual revenue has been spent on traditional marketing efforts.” Please clarify whether your “traditional marketing efforts” include the activities described on page 61 in the Neighborhood Shop Marketing and the E-Marketing and Social Media section of your document.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, historically, the Company’s total spend on advertising and marketing efforts has equaled one to two percent of its annual revenue. Such amount includes funds spent on neighborhood shop marketing efforts and e-marketing and social media advertising. The Company has revised the disclosure on page 62 of the prospectus accordingly.

Sourcing and Supply Chain, page 61

56.	We note your disclosure on page 61 that you “benchmark [your] products against the competition using consumer panels.” Please revise to provide greater information regarding your consumer panels and how you benchmark your products against the competition.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 62 of the prospectus.

57.	We note your disclosure that your supply chain team is “currently updating [your] procurement strategy to include contingency plans” on page 62. Please tell us, if possible, when you will be in a position to begin selecting suppliers that maintain alternative production facilities, when you plan to begin obtaining the approval of secondary suppliers or alternative products and provide the basis for your belief that your procurement strategy allows you to obtain sufficient product quantities from other sources at competitive prices.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 63 of the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

Intellectual Property and Trademarks, page 65

58.	We note your disclosure on page 54 regarding your “proprietary tablet system.” Please revise to include disclosure in this section regarding this tablet system or tell us why this is not necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s proprietary tablet system uses unique software created for the Company. However, the Company believes that disclosure in the Intellectual Property and Trademarks section is unnecessary because the software is not material to the Company.

Executive and Director Compensation, page 73

Employment Agreements, page 74

59.	Please advise whether this offering qualifies as a “corporate transaction” pursuant to the employment agreements disclosed on page 74.

Response: The Company respectfully advises the Staff that the offering will not qualify as a “corporate transaction” pursuant to the employment agreements disclosed on page 75 of the prospectus. The term “Corporate Transaction,” as used in the employment agreements referenced on page 75, is defined to mean the following:

(i) the acquisition by any person, entity or group, other than the then-current stockholders of the Company, of beneficial ownership of 50% or more of the outstanding shares of Common Stock or voting power of the Company, or

(ii) the consummation of certain reorganizations, mergers or consolidations of the Company or certain sales of all or substantially all of the Company’s assets.

The offering will not result in a merger, reorganization or consolidation of the Company or a sale of any of its assets. Furthermore, the Company plans to issue in the offering a number of shares that represents less than 50% of the total number of shares of common stock that will be outstanding after the consummation of the offering. Accordingly, the offering will not result in the acquisition by any person, entity or group of 50% or more of the outstanding shares of Common Stock or voting power of the Company.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

Related Party Transactions, page 86

Arrangements with Our Investors, page 86

2012 Warrant Issuance, page 86

60.	We note your disclosure regarding the warrant issuance to Oxford Capital Partners, Inc. Please revise to disclose the material terms of the March 2012 warrant, including whether the warrant expires as of the date of this offering and the consideration you received for the warrant.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the prospectus.

2011 Stock Repurchase, page 86

61.	We note your disclosure regarding the issuance of new stock options to Bryant Keil in connection with the June 2011 stock repurchase. Please revise to briefly describe the terms of the new stock options.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the prospectus.

Principal and Selling Stockholders, page 90

62.	Please revise to disclose here the nature of any position, office or other material relationship which any of the selling stockholders have had with you or with any of your predecessors or affiliates within the past three years pursuant to Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the identity of the selling stockholders has not yet been determined. The Company undertakes to update the prospectus to disclose the nature of any such position, office or other material relationship on page 91 of the prospectus when the selling stockholders have been identified.

63.	Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the identity of the Selling Stockholders has not yet been determined. The Company undertakes to advise the Staff as to whether any of the selling stockholders are broker-dealers or affiliates of broker dealers when the selling stockholders have been identified.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

64.	Please revise to indicate here or in your Underwriting section that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the prospectus.

Description of Capital Stock, page 92

65.	Please include a discussion of your outstanding warrants here.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 93-94 of the prospectus. The Company supplementally advises the Staff that upon the consummation of the offering, no warrants exercisable for the Company’s common stock will be outstanding.

Underwriting, page 102

Options to Purchase Additional Shares, page 103

66.	To the extent that the underwriters’ option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the shareholders here and on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the means by which shares of the Company’s common stock will be allocated among the stockholders has not yet been determined. The Company undertakes to update the prospectus to disclose the means of allocation on page 104 and the cover page of the prospectus.

Financial Statements, page F-1

Note (9) Capital Stock and Warrants, page F-19

67.	Reference is made to the second paragraph under this heading. You state that a stock warrant for 200,000 shares of common stock expired on September 1, 2011. However it appears, from the Related Party Transactions disclosures on page 86, that you may have replaced this warrant in March 2012. If our understanding is correct, please update the footnotes to also address the March 2012 warrant. Explain the reasons for its issuance and describe how the exercise price was determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-20 of the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

December 21, 2012

68.	As a related matter, please provide a table of the outstanding warrants as of the most recent balance sheet date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-20 of the prospectus.

Other

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response: The Company acknowledges the Staff’s comment and undertakes to file Amendment No. 1 in accordance with the guidance provide in the Division’s October 11, 2012 announcement on the SEC website.

*    *    *

The Company will provide the requested representations at the time that it requests that the effective date of the Registration Statement be accelerated.

If you have any questions regarding the foregoing, fee free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best
Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation